UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: December 28, 2015

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

The9 Limited Announces Unaudited Financial Information

As of and For the Six Months Ended June 30, 2015

In compliance with NASDAQ Rule 5250(c)(2), The9 Limited (the “Company”) hereby announces its unaudited consolidated statement of income for the six months ended June 30, 2015 and its unaudited consolidated balance sheet as of June 30, 2015.

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six months ended June 30,
	2014	2015	2015
	RMB	RMB	US$
			(Note)
Revenues:
Online game services	22,199,785	21,603,037	3,484,361
Other revenues	5,547,325	2,739,854	441,912

	27,747,110	24,342,891	3,926,273

Sales Taxes	(326,865)	(35,513)	(5,728)

Net Revenues	27,420,245	24,307,378	3,920,545

Cost of revenue	(41,706,220)	(34,687,456)	(5,594,751)

Gross loss	(14,285,975)	(10,380,078)	(1,674,206)

Operating Expenses:
Product development	(79,550,315)	(62,442,677)	(10,071,400)
Sales and marketing	(18,270,728)	(15,440,601)	(2,490,420)
General and administrative	(51,629,447)	(47,218,365)	(7,615,865)
Impairment on equipment, intangible assets, other assets and allowance (reversal of allowance) of long-term receivable	(3,555,845)	—	—

Total operating expenses	(153,006,335)	(125,101,643)	(20,177,685)
Other operating Income	50,000	234,000	37,742

Loss from operations	(167,242,310)	(135,247,721)	(21,814,149)
Investment income from cost method investment	—	—	—
Interest income, net	1,482,111	993,177	160,190
Other income (expense), net	3,276,714	(2,510,045)	(404,846)
Loss before income tax expense, gain on investment disposal, impairment loss on investments and share of loss in equity investments	(162,483,485)	(136,764,589)	(22,058,805)
Income tax expense	—	—	—
Loss before gain on investment disposal, impairment loss on investments and share of loss in equity investments	(162,483,485)	(136,764,589)	(22,058,805)
Gain on disposal of equity investee and available-for-sale investment	9,403,451.00	—	—

Investment income	(879,476)	204,768	33,027

Net loss	(153,959,510)	(136,559,821)	(22,025,778)

Net loss attributable to noncontrolling interest	(12,046,743)	(6,973,714)	(1,124,793)
Net loss attributable to redeemable noncontrolling interest		(15,573,811)	(2,511,905)

Net loss attributable to The9 Limited	(141,912,767)	(114,012,296)	(18,389,080)
Accretion on redeemable noncontrollling interest		36,762,963	5,929,511

Net loss attributable to holders of ordinary shares	(141,912,767)	(150,775,259)	(24,318,591)

Net loss	(153,959,510)	(136,559,821)	(22,025,778)
Other comprehensive loss:
Currency translation adjustments	(3,171,515)	5,330,149	859,702

Comprehensive loss	(157,131,025)	(131,229,672)	(21,166,076)
Comprehensive loss attributable to noncontrolling interest	(12,759,382)	(6,112,278)	(985,852)
Comprehensive loss attributable to redeemable noncontrolling interest		(15,573,811)	(2,511,905)

Comprehensive loss attributable to The9 Limited	(144,371,643)	(109,543,583)	(17,668,319)
Accretion on redeemable noncontrolling interest		36,762,963	5,929,511

Comprehensive loss attributable to holders of ordinary shares	(144,371,643)	(146,306,546)	(23,597,830)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(6.13)	(6.50)	(1.05)

Weighted average number of shares outstanding
- Basic and diluted	23,146,859	23,201,601	23,201,601

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.2000, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2015.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2014	As of June 30, 2015	As of June 30, 2015
	RMB	RMB	US$
			(Note)

Assets
Current Assets
Cash and cash equivalents	181,482,300	89,326,020	14,407,423
Accounts receivable	11,804,750	9,148,196	1,475,515
Advances to suppliers, net	733,339.00	2,086,469	336,527
Prepayments and other current assets, net	56,573,321	22,275,999	3,592,903
Deferred costs	9,745	—	—
Amounts due from a related party	5,250,000	5,513,225	889,230

Total current assets	255,853,455	128,349,909	20,701,598
Investments in equity investees	39,223,925	74,919,441	12,083,781
Property, equipment and software, net	36,346,230	35,583,868	5,739,334
Goodwill	9,746,054	9,737,449	1,570,556
Intangible assets, net	97,539,341	89,394,840	14,418,523
Land use right, net	70,273,296	69,312,841	11,179,490
Other long-term assets, net	8,348,409	126,548	20,411

Total Assets	517,330,710	407,424,896	65,713,693

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	40,213,660	38,714,075	6,244,206
Other taxes payable	932,431	479,927	77,408
Advances from customers	16,833,165	18,992,139	3,063,248
Amounts due to related parties	6,304,956	26,288,480	4,240,077
Deferred revenue	20,434,962	17,534,609	2,828,163
Refund of game points	169,998,682	169,998,682	27,419,142
Other payables and accruals	41,872,851	29,304,317	4,726,503

Total current liabilities	296,590,707	301,312,229	48,598,747
Long-term accounts payable	18,992,201	—	—
Deferred tax liabilities	5,362,427	5,357,689	864,143
Deferred revenue	—	34,847,520	5,620,568

Total Liabilities	320,945,335	341,517,438	55,083,458

Redeemable Noncontrolling Interest	131,497,104	152,686,256	24,626,815
Ordinary shares (US$0.01 par value; 23,201,601 shares issued and outstanding as of December 31, 2014, 23,201,601 shares issued and outstanding as of June 30, 2015)	1,885,153	1,885,155	304,057
Additional paid-in capital	2,075,900,461	2,036,908,921	328,533,697
Statutory reserves	28,071,982	28,071,982	4,527,739
Accumulated other comprehensive loss	(8,638,604)	(4,169,891)	(672,563)
Accumulated deficit	(1,999,192,344)	(2,113,204,640)	(340,839,458)

The9 Limited shareholders’ equity	98,026,648	(50,508,473)	(8,146,528)
Noncontrolling interests	(33,138,377)	(36,270,325)	(5,850,052)

Total equity	64,888,271	(86,778,798)	(13,996,580)

Total liabilities, redeemable noncontrolling interest and equity	517,330,710	407,424,896	65,713,693

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.2000, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2015.

Recent Development

1.	In November 2015, the Company entered into a definitive agreement with Splendid Days Limited (the “Investor”), pursuant to which the Investor undertook to subscribe for 12% senior secured convertible bonds of the Company in an aggregate principal amount of US$40,050,000 (the “Notes”) in addition to warrants in an aggregate principal amount of US$9,950,000. The Notes are divided into three tranches, each of which is convertible into ADSs of the Company at an initial conversion price of US$2.6, US$5.2 and US$7.8, respectively, per ADS, provided that at no time shall the Investor convert any portion of the Notes if subsequent to such conversion the Investor holds more than 20% of the outstanding and issued shares of the Company. The Notes bear interest at a rate of 12% per year, payable upon redemption of the Notes. The Notes will be due in 2018, subject to an extension for two years at the discretion of the Investor. The transaction was closed in December 2015.

The Investor is a wholly-owned subsidiary of Ark Pacific Special Opportunities Fund I, L.P. (“APSOFI”). APSOFI is a private equity special situations fund managed by Ark Pacific.

2.	In November 2015, the Company’s joint venture Oriental Shiny Star Limited (“JVC”) entered into a license agreement with Smilegate Entertainment, Inc. (“SG”), a leading Korean game developer, for publishing and operating Cross Fire 2 on an exclusive basis for a five-year term in mainland China. In consideration for the exclusive license, JVC made an upfront payment of US$50 million and agreed to make additional payments totaling US$450 million based on certain development and operation milestones, as well as royalty payments based on future sales.

Cross Fire 2 is the sequel of Cross Fire, a blockbuster first-person-shooter PC online game in China. Both Cross Fire and Cross Fire 2 are developed by SG. Cross Fire 2 is developed using new game engine. Other than the traditional PVP game mode like Cross Fire, Cross Fire 2 also provides PVE game mode to offer enhanced game experience to players.

Majority of JVC’s equity is owned by System Link Corporation Limited (“System Link”). System Link is a 50-50 joint venture formed by The9 and Qihoo 360 Technology Co., Ltd., a leading internet company in China. Through its PRC consolidated subsidiaries, System Link also operates Firefall in China.

3.	In December 2015, the Company formed a joint venture, Jiuhe Digital & Entertainment (Jiuhe), with Youku Tudou Inc., a leading multi-screen entertainment and media company in China. Jiuhe will be engaged in online games development and operation, movies, network television series and network variety show production, publishing, operation and other related businesses in China.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 Limited develops and operates, directly or through its affiliates, its proprietary MMO and mobile games including Firefall and Song of Knights. The9 Limited’s joint venture with Qihoo 360 has obtained an exclusive license for publishing and operating Cross Fire 2 in China. The9 Limited’s joint venture with Youku Tudou Inc. will be engaged in online games development and operation, movies, network television series and network variety show production, publishing, operation and other related businesses in China.The9 Limited also engages in mobile advertising and mobile app education businesses. The9 Limited has formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.